

January 23, 2013

Via E-mail
Mr. Thomas G. McGonagle
Chief Financial Officer and Treasurer
Industrial Income Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re:** **Industrial Income Trust Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 000-54372**

Dear Mr. McGonagle:

We have read your supplemental response letter dated December 20, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 2. Properties, page 38

1. We note your response to comment 2 of our letter dated December 12, 2012. Please tell us if your average effective annual rent per square foot accounts for tenant concessions.

Pro Forma Financial Information (unaudited), page 74

2. We have reviewed your response to comment 6, and it is not clear that each of the adjustments is factually supportable. Please provide us with a detail of all pro forma adjustments made to the historical operations of the acquired properties, and tell us how these adjustments were calculated. For any estimates you made in your pro forma adjustments, as noted in footnote 1, tell us how you determined these estimates were factually supportable. Additionally, please tell us how you determined it was appropriate

to include an adjustment for acquisition-related expenses during 2010. It is not clear how these expenses meet the continuing impact criteria for pro forma adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant